UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 02, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR
AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND THE COMPANY SECRETARY OF
ANGLOGOLD ASHANTI LIMITED

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements),
AngloGold Ashanti gives notice that an executive director and the company secretary have dealt in ordinary shares of the Company, after having received clearance to do so in terms of paragraph 3.66 of the JSE
Listings Requirements. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase
AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-
market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The executive director opted to participate in the CIP in 2018. This being the second anniversary of the date on which the executive director purchased the shares in 2018, the Company has purchased and allocated matching shares to the executive director as detailed below:
Name of executive director
Christine Ramon
Name of company
AngloGold Ashanti Limited
Date of transaction
27 February 2020
Nature of transaction
On-market purchase of shares by the Company, being the
allocation of the matched portion in respect of the second tranche
Class of security
Ordinary shares
Number of shares purchased
8,475
Purchase price per share
R327.9995
Value of transaction (excluding
brokerage and other fees)
R2,779,795.76
Extent of interest
Direct beneficial
Prior clearance to deal
Obtained

Related taxes have been paid by the executive director by selling a portion of the shares allocated to the executive director by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
Name of executive director
Christine Ramon
Name of company
AngloGold Ashanti Limited
Date of transaction
28 February 2020

The company secretary opted to participate in the CIP in 2018. This being the second anniversary of the date on which the company secretary purchased the shares in 2018, the Company has purchased and allocated matching shares to the company secretary as detailed below:
Name of officer
Maria Sanz Perez
Name of company
AngloGold Ashanti Limited
Date of transaction
27 February 2020
Nature of transaction
On-market purchase of shares by the Company, being the
allocation of the matched portion in respect of the second tranche
Class of security
Ordinary shares
Number of shares
5,742
Purchase price per share
R327.9995
Value of transaction (excluding
brokerage and other fees)
R1,883,373.13
Extent of interest
Direct Beneficial
Prior clearance to deal
Obtained

Related taxes have been paid by the company secretary by selling a portion of the shares allocated to the company secretary by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security
Ordinary shares
Number of shares sold
3,857
Selling price per share
R290.278
Value of transaction (excluding
brokerage and other fees)
R1,119,602.25
Extent of interest
Direct, beneficial
Prior clearance to deal
Obtained
Name of executive director
Maria Sanz Perez
Name of company
AngloGold Ashanti Limited
Date of transaction
28 February 2020
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security
Ordinary shares
Number of shares sold
2,613
Selling price per share
R290.278
Value of transaction (excluding
brokerage and other fees)
R758,496.41
Extent of interest
Direct, beneficial
Prior clearance to deal
Obtained

ENDS

2 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 02, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance